Exhibit 99.1

TeliaSonera Listed for the First Time on the Dow Jones Sustainability Index

STOCKHOLM, Sweden--(BUSINESS WIRE)--Sept. 15, 2006--TeliaSonera (NASDAQ:TLSN) (STO:TLSN) (HEX:TLS1V) will be listed on the Dow Jones Sustainability index for the first time. Thereby TeliaSonera has proven its standards in the Corporate Social Responsibility (CSR) area. The Dow Jones Sustainability Index is highly selective in its choice of companies and only 10 per cent of nominees are chosen.

For the first time TeliaSonera becomes one of the companies on the Dow Jones Sustainability Index, September 18. Before the merger 2002, both Telia and Sonera were registered on the index for a couple of years. The registration is only valid one year at a time.

"Getting listed on the Dow Jones Sustainability index is prestigious and it proofs that our work within CSR is highly valued, also by people outside the company. Competition to join is tough and the demands to become listed are stringent. We are one of few companies in the Nordic region that have succeeded - an excellent effort", says Anders Igel, President and CEO of TeliaSonera AB. "The listing also encourages us to take further initiatives in the areas of the environment, the workplace and the society; areas which we are currently focusing on in our CSR efforts".

Dow Jones Sustainability Index uses about 20 criteria to select companies to be listed. It covers everything from environmental issues to human resources and human rights. Companies also have to be financially stable.

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TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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CONTACT: TeliaSonera
Press Office, +46-(0)8-713 58 30